SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 20 May 2015

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Governor and Company of the Bank of Ireland ("Bank of Ireland")
Change in Director Responsibilities
20 May 2015

Bank of Ireland announces the appointment of Mr Patrick Haren as Chairman of the Remuneration Committee of Bank of Ireland.

Mr Haren's appointment is effective from 19 May 2015, following Notification of Decision of the European Central Bank.

Mr Haren has been acting Chairman of the Remuneration Committee since the death of its former Chairman, Mr Joe Walsh.

This disclosure is made in accordance with paragraph 6.6.5 (3) of the Listing Rules.

Helen Nolan
Group Secretary
+353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 20 May 2015